Press Release
 May 29, 2003
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

CHUTE-DES-PASSES DRILL PROGRAM RESULTS – WINTER 2003

Virginia Gold Mines Inc. (“Virginia”) and SOQUEM INC. (“SOQUEM”) wish to publish the results of the drill program recently completed on the Chute-des-Passes property, located 150 kilometres, north of St-Jean Lake, Province of Québec. SOQUEM is the operator of the project in a 50-50 partnership.

Work that consisted of eight holes totalling 1,147 metres, was meant to test combined gravimetric and electromagnetic anomalies located alongside or coinciding with the MHY-A mineralized zone, which had previously returned values up to 0.84% Ni; 0.5% Cu; 0.10% Co over 10.15 metres (hole 00-08) and 1.15% Ni; 0.56% Cu; 0.15% Co over 4.5 metres (hole 00-10) (press release of July 4 2001) in drilling. Results of these eight new holes are reported to the attached table.

The mineralization mainly consists of semi-massive to massive sulphides (pyrrhotite, chalcopyrite, ± Pentlandite) forming metric to decametric injection zones within gabbroic and leucrotroctolitic rocks that belong to the Lac St-Jean anorthositic sequence. Best results of the recent program are from holes 03-40 and 03-45 (125 metres apart), which have returned 1.03% Ni; 0.8% Cu; 0.12% Co over 10.25 metres and 0.74% Ni; 0.43% Cu; 0.1% Co over 9.50 metres (including 1.20% Ni; 0.43% Cu; 0.16% Co over 3.0 metres). These two intersections are probably related to the intersection of hole 00-08 (0.84% Ni; 0.5% Cu; 0.10% Co over 10.15 metres) and both together define a shallow dipping zone with a lateral dip (< 30º) of a minimal extension of 250 metres. The zone remains open in several directions.

Further to these results a new exploration program will be elaborated in order to pursue the evaluation of the Chute-des-Passes property.

SOQUEM Inc. is a subsidiary of SGF Mineral Inc., itself an affiliate of SGF (Société Générale de Financement du Québec). The mission of SGF is to achieve, in collaboration with partners and in profitable conditions, economic development projects.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca